Exhibit (a)(1)

December 4, 2014

Dear KBS Real Estate Investment Trust II, Inc. Stockholder:

On November 25, 2014, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”), commenced an unsolicited tender offer to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust II, Inc. (the “Company”) at a price of $4.00 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and evaluating the Tender Offer and consulting with the Company’s management and receiving advice from the Company’s outside legal advisor, the Board of Directors of the Company recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board of Directors believes that the Offer Price is less than the current value of the Shares. As discussed in the Schedule 14D-9, effective on December 4, 2014, the Company’s Board of Directors approved an updated estimated value per share of the Company’s common stock of $5.86 (based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2014).1 We believe that you should view the Offerors as opportunistic purchasers that are attempting to acquire your Shares cheaply in order to profit at your expense.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer. In addition, because there is no trading market for the Shares, and because, pursuant to the Company’s share redemption program (the “SRP”), the Company’s stockholders may sell their Shares to the Company only in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP), an individual stockholder may determine to tender based on, among other things, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares, each stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to stockholders.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your Shares.

Sincerely,

/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr.
Chairman of the Board
KBS Real Estate Investment Trust II, Inc.

[1]	For important information regarding the estimated value per share, see the Company’s Current Report on Form 8-K, filed with the SEC on December 4, 2014. The Form 8-K is available for free on the SEC’s web site at www.sec.gov.